UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2009

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
23 September 2009

To:

Australian Securities Exchange

London Stock Exchange

cc:

New York Stock Exchange

Swiss Stock Exchange

JSE Limited

Deutsche Bank

UBS Zurich

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group's Securities Dealing Procedure.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group's Securities Dealing Procedure.
Name of person discharging managerial responsibilities	Mr M J Kloppers
Date of last notice	17 August 2009
Date issuer informed of transaction	22 September 2009
Date and place of transaction	2 September 2009 (place of transaction not applicable)
Nature of transaction	There is no overall change to the number of shares previously announced for Mr Kloppers. The changes are to the nature of Mr Kloppers' indirect holdings.

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)

Mr Kloppers has an indirect interest in 548,678 ordinary shares in BHP Billiton Plc, as follows:

i) 363,520 ordinary shares in BHP Billiton Plc registered in the name of Lynchwood Nominees Limited of which Mr Kloppers is the beneficial holder;

ii) 80,000 ordinary shares in BHP Billiton Plc held by the Kloppers Family Superannuation Fund and registered in the name of Lynchwood Nominees Limited; and

iii) 105,158 ordinary shares in BHP Billiton Plc held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of Lynchwood Nominees Limited.

Mr Kloppers also has an indirect interest in 27,910 ordinary shares in BHP Billiton Limited, as follows:

iv) 27,582 ordinary shares in BHP Billiton Limited held by Maricar Pty Ltd as trustee for the Maricar Family Trust and registered in the name of UBS Wealth Management Australia Nominees Pty Ltd; and

v) 328 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

Date of change	2 September 2009
No. of securities held prior to change	548,678 (BHP Billiton Plc) 27,910 (BHP Billiton Limited)
Class	Ordinary Shares in BHP Billiton Plc & BHP Billiton Limited
Number acquired	No change to the number of shares held by Mr Kloppers
Number disposed	No change to the number of shares held by Mr Kloppers
Value/Consideration	GBP15.28 per share (BHP Billiton Plc) A$36.40 per share (BHP Billiton Limited)
No. of securities held after change	548,678 (BHP Billiton Plc) all held indirectly 27,910 (BHP Billiton Limited) all held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The changes are changes to the nature of Mr Kloppers' indirect holding and beneficial interest in the securities remains with Mr Kloppers and his direct family. There is no overall change to the number of shares held.

Change to the nature of Mr Kloppers' indirect holding:

* 105,158 BHP Billiton Plc Shares (transfer from indirect holding held beneficially by Mr Kloppers to Maricar Pty Ltd, as trustee for the Maricar Family Trust. There is no change to the registered holder, Lynchwood Nominees Limited), and

* 27,582 BHP Billiton Limited Shares (transfer from indirect holding held beneficially by Mr Kloppers to Maricar Pty Ltd, as trustee for the Maricar Family Trust. No change of registered holder, UBS Wealth Management Australia Nominees Pty Ltd).

Any additional information	-

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:
  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Plc interests:

450,000 - maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

________

450,000 - Total

BHP Billiton Limited interests:

95,847 - maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

833,327 - maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

328 - maximum number of matched shares (ordinary shares of BHP Billiton Limited) under Shareplus

________

929,502 - Total

Any additional information	There is no change to the above holding

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith - BHP Billiton Limited Geof Stapledon - BHP Billiton Plc
Contact details	Fiona Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Geof Stapledon Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 24 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary